
Curtin
University of Technology

Molecular Pharmacology (USA) Limited

# Influence of trace elements on the TNF-α suppression of an anti-arthritic cream

***Heather Benson*, Prue Hart#, Andrew Barker†, Maud Eijkenboom‡***

**School of Pharmacy, Curtin University of Technology, GPO Box U1987, Perth, WA 6845, Australia*

*#Telethon Institute for Child Health Research, Perth, W.Australia*

*†West Australian Institute for Medical Research, Perth, W. Australia*

*‡Molecular Pharmacology Limited (USA), Australian division, Perth, W. Australia*

## INTRODUCTION

An extract of the anti-arthritic Thermalife Cream (AUSTR 27419) contains 13 trace elements (Table 1). Diffusion studies were undertaken to assess the permeability of human epidermis to the trace elements (exps.1 and 2, Fig. 1). Non-penetrating trace elements were discarded from the test formula (T2), and compared with the original formula (T1) for *in vitro* anti-inflammatory efficacy (TNF-α secretion in LPS-challenged human monocytes).

*Table 1: Concentration (μg/g) of trace elements in T1.*

| Metallic species | Concentration in T1 |
|---|---|
| Nickel sulphate heptahydrate | 0.52 μg/g |
| Sodium fluoride | 1.2 μg/g |
| Cupric sulphate | 1.0 μg/g |
| Zinc Chloride | 2.35 μg/g |
| Ammonium molybdate | 0.35 μg/g |
| Cobaltous chloride hexahydrate | 1.0 μg/g |
| Ferrous sulfate | 10.0 μg/g |
| Manganese sulfate | 1.82 μg/g |
| Magnesium sulfate heptahydrate | 4.0 μg/g |
| Sodium gold chloride | 1.75 μg/g |
| Ammonium vanadate | 0.0012 μg/g |
| Potassium chromate | 0.0105 μg/g |
| Boric acid | 1.15 μg/g |

## METHODS

***Exps.1 and 2:*** Human epidermis was mounted in vertical Franz type diffusion cells (stratum corneum facing up). T1 cream (n=4) or no cream (n=4) was applied to the donor compartment of diffusion cells, with PBS in the receptor compartment (3.0ml; stirred continuously at 37˚C). 240 Min after administration the receptor fluid was analysed for presence of metal ions by ICP-MS. A replication study (exp. 2) used a different skin donor.

***Exp. 3:*** Human monocyte cultures (10% FCS, 5% $CO^{2}$) were either stimulated with 500ng/ml LPS (E.coli 0111:B4,) or not in the presence of 10% T1, 10% T2, or no treatment. 24 Hours after incubation, culture media were collected, centrifuged, and assayed (cytokine ELISA). Statistical analyses used a Treat by LPS ANOVA ($p < 0.05$).

*Fig.1: Franz-type Diffusion cell*


Cream in donor compartment
Sampling arm
Epidermis
Receptor compartment
37˚C

## RESULTS

Zinc was the only trace element to penetrate the human epidermis significantly ( Exp.1: 0.59 [T1] vs 0.22 [control]; Exp.2: 0.039 [T1] vs 0.02 [control]). Both formulations strongly suppressed LPS-induced TNF-α secretion. T2 with zinc only was more effective than T1 (Treat: $F_{2,12}=57.13$, $p<0.0001$; LPS: $F_{1,12}=245.47$, $p<0.0001$; Treat by LPS: $F_{2,12}=70.01$, $p<0.0001$).


Concentration of TNF-α in supernatant (pg/ml) ± SEM
8000
6000
4000
2000
0
*
*
w/o LPS
with LPS
Control
10% T1
10% T2
Treatment

*Fig. 2: Suppression of TNF-α secretion in LPS-challenged human monocytes, measured in triplicate 24hrs after treatment with 10% T1 (13 trace elements), 10% T2 (zinc chloride), or no treatment.*

## CONCLUSION

In the T1 cream base, zinc was the only trace element that could penetrate human epidermis *in vitro.* The efficacy of Thermalife extracts to reduce LPS-stimulated human monocyte TNF-α secretion *in vitro* was retained and enhanced in a formulation with only zinc chloride as trace element.